UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MARKETWATCH, INC.

(formerly MarketWatch.com, Inc.)

(Exact Name of Registrant as Specified in Its Charter)

Delaware	27-0064104
(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

825 Battery Street, San Francisco, California	94111
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:                      (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class To Be So Registered	Name of Each Exchange On Which Each Class Is To Be Registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Preferred Stock

(Title of Class)

Item 1. Description of Registrant’s Securities to Be Registered.

On November 14, 2004, the Board of Directors of MarketWatch, Inc. (“the Company”) authorized and declared a dividend of one right (“Right”) for each outstanding share of its Common Stock, par value $0.01 per share (the “Company Common Stock”), to stockholders of record at the close of business on November 25, 2004 (the “Record Date”), and authorized the issuance of one Right for each share of Company Common Stock issued by the Company (except as otherwise provided in the Rights Agreement) between the Record Date and the Distribution Date (as defined below) or in certain circumstances between the Distribution Date and the Expiration Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share (a “Unit”) of Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a purchase price of $100.00 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in the Rights Agreement, as amended from time to time.

This summary description of the rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Rights Agreement attached as Exhibit 4.1 to the Current Report on Form 8-K filed on November 15, 2004 and the Certificate of Designation of the Series A Preferred Stock of MarketWatch, Inc. (the “Certificate of Designation”) attached as Exhibit 3.1 to the Current Report on Form 8-K filed on November 15, 2004, including the definitions therein of certain terms, which exhibits are incorporated herein by reference.

The Rights Agreement

Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. Subject to the provisions of the Rights Agreement, the Rights will separate from the Company Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons has acquired or otherwise obtained beneficial ownership (as defined in the Rights Agreement) of 15% or more of the then outstanding shares of Company Common Stock (an “Acquiring Person”), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

An “Acquiring Person” does not include certain persons specified in the Rights Agreement.

In addition to other limited exceptions, none of Dow Jones & Company, Inc. (“Buyer”), Golden Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”) or any of their respective affiliates or associates, including any officers, directors or employees of any thereof, shall be deemed to beneficially own shares of Company Common Stock by reason of the approval, execution or delivery of the Agreement and Plan of Merger by and among MarketWatch, Inc., Buyer and Merger Sub, dated as of November 14, 2004 and certain events related thereto.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement (the “Expiration Date”) unless earlier redeemed or exchanged by the Company as described below. Under certain circumstances the exercisability of the Rights may be suspended. In no event, however, will the Rights be exercisable prior to the expiration of the period in which the Rights may be redeemed as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date (and to each initial holder of certain shares of Company Common Stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a person becomes an Acquiring Person, then, in such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the option of the Company, shares of Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Rights. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate of associate thereof (or certain transferee of any thereof) will be null and void.

In the event that, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

At any time until ten business days following the Stock Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the “Redemption Price”) payable, at the election of the Board of Directors, in cash, shares of Company Common Stock or other consideration considered appropriate by the Board of Directors. The Company will promptly give notice of such redemption to the Rights Agent and the holders of the then-outstanding Rights. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Company may at any time after there is an Acquiring Person, by action of the Board of Directors, until the time specified in the Rights Agreement, exchange all or part of the then-outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of Company Common Stock pursuant to a one-for-one exchange ratio, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of Rights as set forth above.

Any of the provisions of the Rights Agreement, including the Purchase Price and Redemption Price of the Rights, may be amended by the Board of Directors without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

Description of Preferred Stock

The Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable by the Company and are subordinate in preference to any other shares of preferred stock that may be issued by the Company. The Preferred Stock is not convertible into other securities.

If, as and when declared by the Board of Directors the Preferred Stock will have a minimum preferential quarterly dividend, prior to the dividend payment to holders of Common Stock, of $.01 per Unit or any higher per share dividend declared on the Company Common Stock. Dividends are cumulative as set forth in the Certificate of Designation.

In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment, prior to any liquidation payment to holders of Common Stock, equal to the greater of $.01 per Unit and the per share amount paid in respect of a share of the Company Common Stock.

Units of Preferred Stock will have no voting rights, except as required by law.

In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

The rights of holders of the Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend and liquidation rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

Item 2. Exhibits.

Exhibit Number	Description of Exhibit
3.1	Certificate of Designation of the Series A Preferred Stock of MarketWatch, Inc., is incorporated by reference to Exhibit 3.1 from the MarketWatch, Inc. Current Report on Form 8-K, dated November 15, 2004.

4.1	Rights Agreement, dated as of November 14, 2004, between MarketWatch, Inc. and Mellon Investor Services LLC together with: Exhibit A Form of Rights Certificate; Exhibit B Form of Summary of Rights to Purchase Preferred Stock; and Exhibit C Form of Certificate of Designation of the Series A Preferred Stock of MarketWatch, Inc., is incorporated by reference to Exhibit 4.1 from the MarketWatch, Inc. Current Report on Form 8-K, dated November 15, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MARKETWATCH, INC.

Date: November 15, 2004	/s/ Douglas S. Appleton
By: Douglas S. Appleton
General Counsel and Secretary

EXHIBITS

Exhibit Number	Description of Exhibit
3.1	Certificate of Designation of the Series A Preferred Stock of MarketWatch, Inc., is incorporated by reference to Exhibit 3.1 from the MarketWatch, Inc. Current Report on Form 8-K, dated November 15, 2004.

4.1	Rights Agreement, dated as of November 14, 2004, between the Company and Mellon Investor Services LLC together with: Exhibit A Form of Rights Certificate; Exhibit B Form of Summary of Rights to Purchase Preferred Stock; and Exhibit C Form of Certificate of Designation of the Series A Preferred Stock of MarketWatch, Inc., is incorporated by reference to Exhibit 4.1 from the MarketWatch, Inc. Current Report on Form 8-K, dated November 15, 2004.